FX ENERGY, INC.

M E M O R A N D U M

TO:	H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

FROM:	David N. Pierce
FX ENERGY, INC.
Telephone: 801-486-5555
Telecopy: 801-486-5575

DATE:	January 9, 2009

RE:	Your comment letter dated December 18, 2008
Registration Statement on Form S-3
FX Energy, Inc.
File No. 333-155718
Filed November 26, 2008

We submit the following in response to your letter of December 18, 2008.

Risk Factors, page 6

1.

We note that you have not generated sufficient earnings to cover the fixed charges on your debt. To the extent that you offer debt under this registration statement, please confirm to us that you will include a risk factor in the prospectus supplement addressing the fact that your earnings may be insufficient to cover the fixed charges on your debt.

Response:	We confirm that a risk factor to the foregoing effect will be included in the prospectus supplement relating to any offering of debt securities.

Material Federal Income Tax Consequences, page 18

2.	Please eliminate any suggestion that the discussion of material tax consequences is a summary, or that it is presented for information purposes only.

Response:	Page 18. The preliminary prospectus has been revised to eliminate the noted suggestions.

FX ENERGY, INC.

H. Roger Schwall, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 9, 2009

______________________________________________

Exhibits, page II-2

3.	We note that you have not filed your legal opinion. Please file the form of legal opinion as an exhibit. Also, confirm that you will file an executed legal opinion for each shelf takedown.

Response:

The form of legal opinion is being filed with this amendment as exhibit 5.01. We confirm that an executed legal opinion for each shelf takedown will be timely filed by an amendment to this registration statement or incorporated by reference pursuant to a current report on Form 8-K in connection with the offering of each shelf takedown.

4.	Please file your statement regarding the computation of the ratio of earnings to fixed charges as an exhibit.

Response:	The statement regarding the computation of the ratio of earnings to fixed charges is filed with this amendment as exhibit 12.01.

Signatures, II-7

5.	Please include the signature of your principal accounting officer or controller.

Response:	The title below the signature of our principal accounting officer included on this amendment has been revised.

Closing Comments

We confirm that in the event we request acceleration of the effective date of the pending registration statement, we will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.